

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 27, 2013

Via E-mail
J. Douglas Sanders
Chief Executive Officer
Sprouts Farmers Markets, LLC
11811 N. Tatum Boulevard
Suite 2400,
Phoenix, AZ 85028

> **Re: Sprouts Farmers Markets, LLC**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed June 17, 2013**
> **File No. 333-188493**

Dear Mr. Sanders:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Selected Consolidated Historical and Pro Forma Financial and Other Data, page 43

Non-GAAP Reconciliation, page 48

1. We note your response to comment 14 in our letter dated June 6, 2013. However, we believe your statement "that management believes these costs do not directly reflect the ongoing performance of our store operations" characterizes the charge in substance as non-recurring when in fact it is recurring. Please revise your statement to refrain from using wordings such as "do not directly reflect ongoing performance" in describing the charge.

Notes to Unaudited Condensed Consolidated Statement of Operations, page 56

Note 2. Pro Forma for Sunflower Transaction, Adjustment (b), page 57

2. We note your response to comment 15 in our letter dated June 6, 2013. Please explain to us why the long-lived assets' impairment tests were appropriately performed during the pre-combination period using the apparent methodologies for assets classified as held and used while the tests were triggered by their corresponding sale transactions. Tell us whether these assets were classified as held for sale upon the expectation of the transactions during the pre-combination period. If not, please explain. Note that assets classified as held for sale should be measured at the lower of carrying amounts or the fair values less selling costs. Refer to ASC 360-10-35-43. If you conclude the impairment tests were appropriately performed, please provide disclosure similar to your response that clearly explains the asset write-down as part of the purchase price allocation along with the prospective decrease in depreciation.

Note 2. Pro Forma for Sunflower Transaction, Adjustment (h), page 57

3. Please explain why adjustment 2(b) decreased depreciation expense while adjustment 2(h) increased depreciation expense.

Consolidated Financial Statements, Sprouts Farmers Markets, LLC, page F-2

Notes to Consolidated Financial Statements, page F-9

Note 4. Business Combinations, page F-21

4. We note your response to comment 29 in our letter dated June 6, 2013 and have the following additional comments.

- Refer to the first bullet point and the opening paragraph of the response. We note you state that New Sprouts made a cash payment of $274.6 million to Smart and Final ("S&F"), Henry's former parent company, in exchange for a 100% equity interest in Henry's. In that regard, your statement is inconsistent with your disclosure on page F-9 and elsewhere throughout the filing that Old Sprouts acquired Henry with $274.6 million cash. Please reconcile your statement to your disclosure and revise.

- Refer to the second bullet of the response. Please further explain to us how you reasonably conclude that New Sprouts and Henry can be both accounting acquirers in the Henry's transaction under the GAAP literature within ASC 805. In addition, we remain unclear regarding how Apollo's indirect control of Henry's before and after the Henry's transaction makes Henry's the accounting acquirer. Please explain. Also advise us if New Sprouts was engaged in other substantive pre-combination activities including identifying acquisition targets, negotiating transactions, or promoting the business combination in your determination that it is also the accounting acquirer in the transaction.

- In addition, you state that there has been a change in reporting entity since Henry's is the accounting acquirer. However, we did not note such a change in reporting entity in your financial statement presentation since you did not present predecessor and successor financial statements with New Sprouts and Henry's as the successor and predecessor, respectively. Please explain.

- Refer to the third bullet of the response. We note you derived the equity value of the Class A units issued to Old Sprout unit holders based on the gross up value calculated from Apollo's equity value in New Sprouts. In that regard, explain to us why the equity valuation for Old Sprouts is appropriate without considering any control premium existed within Apollo's valuation and why you state Old Sprouts and Apollo share equally in synergies in light of their different equity interest amounts in New Sprouts.

5. We note your response to comment 30 in our letter dated June 6, 2013 and the revised disclosure on page F-24 that inventory were valued at net realizable value using an income approach in the purchase price allocation. In that regard, explain to us how the income approach works in terms of valuing inventory and why the derived net realizable value represents fair value.

You may contact Scott Stringer, Staff Accountant, at (202) 551-3272 or Andrew Mew, Accounting Branch Chief, at (202) 551-3377, if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer López, Staff Attorney, at (202) 551-3792, Dietrich King, Legal Branch Chief, at (202) 551-3338 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Dietrich A. King for

Mara L. Ransom
Assistant Director